Grupo Melo, S.A.

MELO

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033 / 323-6900
Fax: 224-2311
www.grupomelo.com

October 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

[redacted]

05011765

SUPPL

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

1 Quarter Update Report for the three months ended on June 30th, 2005.
2 Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the six months ended June 30th, 2005.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

Sincerely yours,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Eduardo Jaspe L.
Vicepresident of Finance and Planning

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

10/18

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on June 30, 2005

FIRM NAME: **GRUPO MELO, S.A.**

REGISTERED SECURITIES: **COMMON STOCKS**

ISSUERS TELEPHONEAND FAX NUMBER: **221-0033 FAX 224-2311**

ISSUERS ADDRESS: **VIA ESPAÑA 2313, RIO ABAJO**

ISSUERS EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the proprietary of the 100% of the shares issued and circulating of the operative companies.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of companies actually conformed by 6 corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comercial Avicola, S.A., Bolmesa, S.A., Inmobiliaria Los Libertadores, S.A., Inversiones Chicho,S.A.; which activities are diversified in several areas of trade and the industry.

Internally the Group is divided in 7 divisions: Food (has farms for reproduction and raising of chicken, a chicken slaughter house, and a plant for the processing of aggregated value products based on chicken meat), Stores, Machinery, Woods, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At the end of the first semester of 2005, presents a decrease versus to December 2004 in the current liabilities for the order of $2.1 millions. This decrease is principally the product of the payments made to suppliers of the ingredients of poultry food.

The liquid assets shows an inventory decrease of $ 1.4 millions versus December 2004. This decrease is caused by the excess of inventory we had on the ingredients due to the extraordinary purchase made by the Division of Poultry. Equally this inventory of ingredients included higher prices than the usual in the international market. Also presents

a decrease on the inventory of the Division of Wood, which is part of the corporation strategic plan.

The collectable accounts decreased versus December 2004 on $838 thousand which shows an improved efficiency in the management of the assets and allows to dispose of a better cash flow.

As a consequence of these, Grupo Melo, S.A. obtained a position in the current ratio of 1.13 for June 2005, slightly better than December 2004, that was at 1.12 and superior to June of 2004 that was of 1.08.

B. Capital Resources

At June 30, 2005, Grupo Melo, S,.A. registers on its total assets a decrease of $1.8 millions versus December 2004, basically for the effect of the decrease of the inventory and the collectable accounts.

Regarding the fixed assets, shows in the line of propriety, machinery and improvements a decrease of $667 thousand due to the effects of the depreciation and of a modest performance of the investments budget of 2005.

The relation debt / Capital of the period that ended June of 2005 is of 2.05, a difference of 2.23 with what closed on December 2004. This improvement is originated by the cash flow that permits to pay the debt and for the increase in the profits generated in the period of the year 2005, for $1.6 millions.

C. Results of the Operations.

At the closing of June 30, 2005 Grupo Melo, S.A. presents a gross margin of 48.3% a difference with June 2004 that was on 48.5%. This minimum difference did not affected the gross profits that increased on $ 4.1 millions or 12.6%. This increase was principally due to an increase of the sales for the order of $8.3 millions or 12.5%, due to an improvement of the prices of the products of the Division of Poultry (eggs and chicken meat) and to the increase of the international sales of the Division of Real State that over passed those of last year on a 50%.

The operative margin was fixed on 7.2% a difference to June 2004 which was on 4.6%. This increase in the margin is product of the implementation of the policies of control of general and administrative expenses.

At the end of June 2005, the results of the operations presents a net margin of 2.4% more superior to 0.37% which ended on June 2004. The net profit increases on $1.5 millions versus June 2004.

D. Analysis of Perspectives.

On the second semester of 2005 the Division of Restaurants started to remodeling various of its locations, with the intention of improving its image to fit new standards. During this period culminated the creation of the new web page www.restaurantespiopio.com, which will allow to make more effective the efforts of sales of the Pio Pio franchise.

On the third quarterly of 2005 we wait for good results due to the great success of the promotion "Win a Combination Pio Pio"; which has as the principal raffle price a FIAT automobile.

In the second semester the sales in the Division of Woods were principally affected by the labor strike that paralyzed the building sector during 1 month. In the international market we will continue enlarging our customers data base in Puerto Rico were we already have a significant presence. On the other hand, by the end of the quarterly period we made a shipment to the U.S.A. on which the product attracted attention and we hope that for the 3rd. and 4rth. Quarterly period we may be able to supply two projects on the Florida area.

For the third quarterly period, the ending of the labor strike should level the sales in the local market. In the international market will be added the constant sales to Puerto Rico, the delivery of a hotel project in the Dominican Republic.

The Division of Machinery maintains the same trend than the first months of the year with respect to its sales. The Construction line goes on with its growing of 23% versus budget. The Isuzu line and the Tires line are stable with a 5% increase versus its budget. The line FIAT continues growing. Its sales average of vehicles, as per figures of ADAP, is of 26 vehicles per month which represents an increase of 131% versus the last year. Nevertheless, the line John Deere Agriculture is seriously affected by the mite effect that affected since last year the harvest of rice and the agricultural productions. This event has hindered that a lot of agriculture comply with their banking commitments and with the commercial stores so that the credit sales in this sector are reviewed with extreme caution.

Copana hopes to keep the growing rhythms on its construction, automobile and spare parts lines, and for that reason does not glimpses any significative changes. On relation to the agriculture line, the labor to be performed will be of perseverance. We emphasize our efforts to perform the sales of tractors and harvesting machinery, exploring the possibility to create financing channels with the Banks related to the Group.

In the first semester of this year, the sales of products of fresh chicken and eggs increased 18% and 20% respectively versus the same period of last year. We await that the prices of this products will keeps stable the rest of the year.

On the Plant for Processing Poultry in Juan Diaz was installed a new module for the filet cuts of the joints of the wings. This will allow us to supply the increasing demand of products as Christmas jams and other products with aggregated value for the end of the year. Likewise, we have given priority to the change of the vehicles fleet of the country agencies; replacing in this quarterly the old vehicle fleet for four (4) new and modern vehicles that have all the facilities to transport fresh and frozen products. This will allow us

to take care of the demand in places of great growing population as Changuinola, Bocas del Toro, David and Central Provinces.

As per Embutidos y Conservas de Pollo, S.A. we programmed for the month of September of this year the shipping of the first container to Taiwan with Panamanian poultry products, which will strengthen the growing expectations of the exports sales and will allow to expand the market.

The cost of the principal ingredients of Corn and Soybean, during the second quarterly and the next 6 months have decreased on a 60%. We await that the international market maintains with a low price compared to the first quarterly.

Despite the problems of the decrease of the plantation of rice and the labor strike of the construction workers in the month of June the Division of stores shows good results in its profits, achieving to overpasses its budget on a 21%. Also it has been completed the restructuring of the wholesales team and we have been adding new lines of products, which surely will transform in better results for the rest of the year.

At June 31st, 2005 Altos de Vistamares, S.A. maintains the growing rhythms. Registered an increase on the sales of plots of land of 73% versus a 7% on the same period of the year 2004. These results has been achieved in great part for the dynamic that has experienced the international market. The Project Altos de Maria represents the 60% of the total sales, superior to the previous period that was on a 25%. This behavior in the operations is also observed in the budget line, on which the total sales has overpassed the 31%.

For the third quarterly of the year 2005 its planned to focus the efforts to the market with more acquisitive power, without neglecting the traditional market. With the same goal, we are building new facilities and conditioning attractive places that will generate aggregate values to these projects (park, church, heliport, birds observatory, etc.)

In reference to the marketing strategy, Altos de Vistamares, S.A. will keep its aggressive positioning policies, especially in the international market. To achieve this we are strengthening the department of international market.

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL STATEMENTS	Quarterly at 06/30/05	Quarterly at 03/31/05	Quarterly at 12/31/04	Quarterly at 09/30/04
Total Sales or Incomes	75.223	36.455	158.351	106.472
Operation Margin	7,23%	6,89%	3,73%	4,43%
General and Administrative Expenses	28.475	13.863	54.975	40.990
Net Utility ol Loss	1.783	828	162	511
Shares issued and circulating	2.324.314	2.324.314	2.324.314	2.324.314
Profit or Loss per share	$0,767	$0,356	$0,070	$0,220
Depreciation and Amortization	2.393	1.230	4.995	3.682
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly at 06/30/05	Quarterly at 03/31/05	Quarterly at 12/31/04	Quarterly at 09/30/04
Current Assets	57.101	59.043	59.056	61.949
Total Assets	128.182	130.885	129.993	132.103
Current Liabilities	50.576	53.632	52.652	58.099
Long Term Debt	35.526	36.131	36.959	33.183
Preferential Stocks	0	0	0	0
Paid Capital	21.268	21.268	21.268	21.267
Retained earnings	20.786	19.831	19.104	19.533
Total Stockholders equity	41.973	41.018	40.290	40.719
FINANCIAL RATIOS				
Dividend / Share	$0,05	$0,05	$0,38	$0,35
Total Debt / Patrimony	2,05	2,19	2,23	2,24
Working Capital	6.525	5.411	6.404	3.850
Up-to-date Rate	1,13	1,10	1,12	1,07
Operative earnings / Financial Expenses	2,00	1,91	1,06	1,12

III PART
FINANCIAL STATEMENTS

Are attached to this report the Financial Statements of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF GUARANTORS OR BONDSMEN

Grupo Melo, S.A. own the 100% of the shares issued and circulating. The shares do not have guarantors so does not apply.

V PART
TO CERTIFICATE THE TRUSTEE

Two of the companies that belong to Grupo Melo, S.A. have valuables registered in the Comision Nacional de Valores (National Commission of Valuables), guaranteed by a trustee system as it is detailed further on and which certificates where surrendered to the Comision Nacional de Valores:

TRUSTEE	ISSUER	AMOUNT
Banco General, S.A.	Embutidos y Conservas de Pollo, S.A.	9,500,000.00
Banistmo, S.A.	Compañía de Finanzas y Servicios, S.A.	15,000,000.00
Banistmo, S.A.	Sarasqueta y Compañía, S.A.	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from August 31, 2005.

Legal Authorized Representative

Illegible signature

Eduardo Jaspe
Vicepresident

Consolidated Financial Statements

Grupo Melo, S. A.

Months ended June 30, 2005 and 2004
with Internal Auditor Report

CONTENTS

GENERAL INFORMATION

Directors
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eduardo Jaspe (Vicepresident – Treasurer)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Encobros.com
Vergara, Anguizola y Asociados
Suarez, Castillero, Holmes & Richa
Jennifer Jacinto Fuentes
Santamaria, Barrios & Ordoñes

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 30 of June of 2005 and 31 of December of 2004, the connected states consolidated of results and cash flow, for the six finished months the 30 of June of 2005 and 2004 in accordance with International Financial Reporting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standards.

Rafael De Gracia
CPA 573

June 30, 2005

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET
June 30, 2005

	Notes	*June 2005*		*December 2004*	
ASSETS					
Current Assets					
Cash	3	B/.	**3,004**	B/.	2,626
Notes and trade receivable, net	4		**18,357**		19,188
Loans receivable, net	5		**18**		24
Inventories	6		**28,777**		30,163
Inventories of layer hens	7		**522**		558
Parcel lot for sale			**3,738**		3,562
Prepaid income tax			**-**		634
Severance fund			**1,946**		1,874
Prepaid expenses			**739**		426
			57,101		59,055
Non-Current Assets					
Notes receivable, net of current portion	4		**4,462**		4,520
Deferred income tax	17		**610**		610
Parceled lot for sale			**6,111**		5,353
Investment, at equity	8		**1,650**		1,755
Properties, equipment and improvements, net	9		**50,989**		51,656
Forestal investment	10		**3,353**		3,241
Other assets			**3,906**		3,802
			71,081		70,937
TOTAL ASSETS		**B/.**	**128,182**	B/.	129,992

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET continued
June 30, 2005

	Notes		*June 2005*		*December 2004*
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	**B/.**	**28,229**	B/.	23,808
Negotiable comercial values	14		**1,000**		4,000
Bonds payables	15		**2,745**		2,245
Notes and accounts payable - trade			**13,459**		18,148
Reserve for seniority premium			**2,713**		2,656
Accrued expenses and other liabilities	11		**2,430**		1,795
			50,576		52,652
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**3,762**		4,100
Bonds Payables	15		**31,764**		32,859
Minority interest			**107**		90
			35,633		37,049
Commitments and contingency	23				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**20,786**		19,104
Treasury stocks			**(123)**		(123)
Deemed dividend tax			**(81)**		(81)
Total Shareholders' Equity			**41,973**		40,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		B/.	128,182	B/.	129,992

(in thousands of dollars)

CONSOLIDATED STATEMENT OF INCOME

	Notes	Six *months ended June 30* 2005	2004
Revenue			
Net sales		**B/. 74,763**	B/. 66,279
Cost of sales		**(38,918)**	(34,601)
Gross income		**35,845**	31,678
Other income		**226**	566
General and administrative expenses	22	**(28,475)**	(27,078)
Depreciation and amortization	9	**(2,393)**	(2,448)
Income from operative activities		**5,203**	2,718
Interest income		**234**	359
Interest and financial charges		**(2,719)**	(2,828)
Income from operative activities before income tax		**2,718**	249
Income tax	17	**813**	-
Income before participation in investment loss and minority interest		**1,905**	249
Minority interest		**(17)**	(2)
Investment losses		**(105)**	-
Net income		**B/. 1,783**	B/. 247
Earnings per basic share	20	**B/. 0.77**	B/. 0.11

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Six months ended June 30, 2005

	Note		*Issued Capital*		*Treasury Stocks*	*Retained Earnings*	*Deemed Tax*	*Total*
At January 1, 2004		B/.	21,391	B/.	-	19,837	B/. (81)	B/.41,147
Net income			-		-	161	-	161
Dividends paid	18		-			(894)	-	(894)
Deemed dividend tax			-		(123)	-	-	(123)
At December 31, 2004		**B/.**	**21,391**	**B/.**	**(123)**	**B/19,104**	**B/. (81)**	**B/.40,291**
Net income			-		-	1,783	-	1,783
Dividends paid			-		-	(101)	-	(101)
At June 30, 2005		**B/.**	**21,391**	**B/.**	**(123)**	**B/.20,786**	**B/. (81)**	**B/. 41,973**

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Six months ended June 30 2005	2004
Cash flows from operating activities			
Income before income tax		B/. **2,718**	B/. 249
Adjustments for:			
Depreciation and amortization	9	**2,393**	2,448
Allowance for doubtful accounts and loans	5	**250**	297
Reserve for seniority premium		**368**	229
Interest paid		**2,719**	2,828
Interest earned		**(233)**	(359)
Operating results before changes in working capital		**8,215**	5,692
Notes and trade receivable		**581**	1,352
Loans receivable		**6**	(11)
Inventories		**1,386**	(5,119)
Layer hens inventory		**36**	(57)
Parceled land for sale		**(176)**	-
Prepaid expenses		**(313)**	(577)
Notes and accounts payable - trade		**(4,689)**	3,177
Accrued expenses and other liabilities		**635**	(297)
Seniority premium paid		**(311)**	(244)
Clients deposits		-	4
Cash proceeds from operations		**5,370**	3,920
Interest paid		**(2,719)**	(2,828)
Interest earned		**233**	359
Income tax paid		**(179)**	(14)
Net cash flows from operating activities		**2,705**	1,437
Cash flows from investing activities			
Investment		-	134
Severance fund		**(72)**	(55)
Purchase of properties, equipment and improvements, net of disposals	9	**(1,726)**	(2,487)
Parceled land for sale	8	**(758)**	(2)
Forestry investment		**(112)**	-
Property and equipment sales (revenue) product		-	2,495
Net cash flows used in investing activities		**(2,668)**	85

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS continued

	Note		*Six months ended June 30* *2005*		*2004*
Cash flows from financing activities					
Notes receivable, net of current portion		**B/.**	**58**	B/.	(2,932)
Other assets			**(104)**		746
Loans payments and leasing obligations			**(31,273)**		(23,335)
Proceeds from loans and leasing obligations			**35,356**		24,767
Negotiable comercial values			**(3,000)**		-
Redemption of bons			**(595)**		-
Dividends paid			**(101)**		(165)
Acquired capital share			-		(124)
Net cash flows used in financing activities			**341**		(1,043)
Net increase (decrease) in cash			**378**		479
Cash at January 1			**2,626**		2,599
Cash at June 30		**B/.**	**3,004**	B/.	3,078

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing and sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

At June 30, 2005 and 2004 the Group had 3,042 pemanent employees and 309 temporary employees and 2,980 permanent employees and 342 temporary employees, respectively.

Corporate Governance

Corporate Governance policies review

The general policies and procedures of the Board of Directors of Grupo Melo incorporate norms and standards pertaining to Corporate Governance as further described. These norms and standards as applied to Grupo Melo has been established voluntarily.

The operation of the Corporate Governance is made through the comision of members of the Board of Directors while existing an Audit Committee.

Grupo Melo´s Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific guidelines for the functioning of the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control moral and operative risks.
- To establish executive composition policies and Senior Management performance appraisal criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

The Board of Directors functioning guidelines set the following parameters:

- Policies pertaining to information and communication with shareholders and third parties.
- Procedures for decision making and resolution of conflict of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risks control procedures.
- Approval of the following corporate strategic objectives.
- Permanent monitoring and evaluation of administrative and financial management.

Executive Committee

Grupo Melo's Executive Committee meets weekly and its decision are ratified by Grupo Melo S.A.'s Board of Directors at their monthly regular meetings. Clause 9th of the Corporate By-Laws constituted by Grupo Melo S.A., establishes the functions of the Executive Committee which are taking decisions on the administration, objectives and policies applicable to the business concern that cannot wait for the calling of a meeting of the Board of Directors. However, the decisions adopted by the Executive Committee will be subject to the confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors always will act by delegation of the Board of Directors, will be comprised by three (3) Principal Members and three (3) Substitute Members.

The Executive Committee's Principal Members will be persons occupying the position of Board Director-Dignitary whom at the same time are senior operating executive at Grupo Melo and/or its affiliates, and the Substituted Members will be three executives of Grupo Melo and/or its affiliates, designated by the Principal Members.

Board of Directors Permanent Committees
The Auditing Committee, Executive Compensation, and Corporate Governance and Strategic Planning are the three standing committees of Grupo Melo S. A. Board of Directors. These Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The finance Committee was establish in the board of directors meeting of Grupo Melo celebrated in May 21st , 2005.

On Grupo Melo's Board of Directors extraordinary session celebrated on July 1st, 2000 it was resolved that the Auditing Committee, Executive Compensation and Corporate Governance and Strategic Planning will be composed as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

1. Corporate Information (continued)

Auditing Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Substitute

Executive Compensation and Corporate Governance

Alfonso De La Espriella - Principal
Juan Carlos Fabrega - Principal
Ricardo Delvalle – Principal
Felix B. Maduro - Principal
Laury Melo de Alfaro - Substitute

Corporate Governance and Strategic Planning

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K.- Principal
Juan C. Fabrega - Principal
Virgilio Sosa – Principal

Finance Committe

Manuel D. Cabarcos – Principal
Félix B. Maduro – Principal
Virgilio Sosa – Principal
Eduardo Jaspe - Principal

In the absence of some of the Principal Members on such committees, the Substitute Members will be habilitated to act with the right to vote. The participation of Grupo Melo employees as members of any committee does not represent the payment of allowance.

Grupo Melo's Board of Directors also is accustomed to constitute special committees charged with responsibility to analyze specific issues and to present recommendations to the Board.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Auditing Committee

The functions of the Auditing Committee are:

- Evaluate and approve the audited financial statements of the Group and recommend their ratification by the Board of Directors.
- To study, analyze, review and control selected financial operations for each of the companies composing Grupo Melo and to present recommendations to the Board of Directors resulting from such studies and analysis
- To recommend to the Board of Directors any necessary action of administrative nature resulting from such studies and analysis.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the contracting of external auditors and be informed about their annual work program.
- To analyze the audited and non-audited financial statements of the Group's affiliates as well as the management letters issued by the external auditors, giving adequate follow-up to the auditors' recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant. To verify the implementation of adopted corrective measures resulting from exceptions reported by the auditors.
- To request those graphs, descriptions or narratives showing instituted internal control measures, including programmed controls, and to inform the Board of Directors about the results of the examinations realized with pertinent suggestions.
- To initiate/recommend studies related to the possible application of fiscal incentives.
- To analyze the semi-annual economic results of the Group's affiliates in order to accomplish their appropriate fiscal planning projections and evaluate proposal for the same purpose from the Controller and Internal Auditors.
- To help in the searching for solutions to reduce the Group's short term debt and seek reduction of the debt-to-capital ratio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

- In the process to comply with its functions, the committee could:
  - a) Undertake "in situ" visits/inspections to any of the Group's affiliates and administrative units under previous advise to Grupo Melo's Chief Executive Officer.
  - b) Require the presence before the Committee of the Controller as well as the Chief Internal Auditor, vice-presidents, managers or principal executives of the various subsidiaries, asking their presence with at least a minimum of 2 weeks advance notice and advising them about of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy address to the recruiting and retention of the best executives in the market. For such purpose the Committee will provide philosophical basis and the adequate procedures to the Director of Human Resóurces so as to offer a positive labor environment, competitive salaries and benefits, as well as opportunities allowing personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Insist in the compliance of the executive work performance evaluation program.
- Undertake anonymous survey among the executive personnel with the intention to establish a level of satisfaction of such group on its working environment,
- Ascertain how the executive personnel is compensated as compared to the industry. Gather information which permit making comparisons of the Group with the industry.
  - Review level of rotation among executive personnel every five years.
  - Analyze executives compensations in accordance to hierarchical levels.
  - Define the level of executive whom must participate in earnings pool. Revise existing criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- To ascertain for full compliance of the norms of corporate government that govern the operations of Grupo Melo and its subsidiaries
- To recommend amendments or expansion of norms for corporate government to keep them update to changes and new requirements and new demands to the Governance framework.
- To ensure compliance of the institutional Code of Ethic.
- To act as a consulting organism for the elaboration of business strategic projects for consideration of the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee:
The Grupo Melo Finance Committee functions consist of overseeing and recommend in different matters such as:

- Planing financial budget objections in a long and mid term basis.
- Planing sthategres to fallow up with the group financial providers to obtain the best financial cost.
- Any other financial matter that might raise upon the operations of the group.

Principles of Corporate Ethic

The following Declaration of Principles of Corporate Ethic of the conglomerate of businesses known as Grupo Melo was approved on its Board of Directors regular monthly meeting held on December 29, 2001.

- To assume a responsible and honest attitude toward those we are accountable and to those whom we maintain relations (shareholders, consumers, suppliers, customers, competitors, employees, financial institutions, public entities, general public, among others) maintaining respect to their rights and legitimate interests, avoiding deceive and disinformation.

- To maintain the highest level of respect among all members of the corporation, regardless of hierarchy within the Group and see that there is no harassment, nor discrimination at any level of the organization.

- To carry out our duties with integrity, honesty and responsibility; respond truthfully about our activities within the Group, offer cooperation and work as a team in search of the best profit results for the corporation; be conscious that we belong to a Group and it is our duty to work in the search for its best interest; and utilize the organization assets exclusively for the Group's benefit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

- To make known to the corporation all information relevant to the Group's best interest. No information should be omitted or falsified to nobody, least of all the Shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality of those corporate matters which by their very nature we find in the implicit duty of not revealing them. This commitment must be maintain even after leaving the Group since we had acquired such knowledge because at the moment, it was revealed to us due to our consideration as a privileged member with the tacit obligation of not reveling it.
- Respect private life and recognize that as individuals all have rights, responsibilities and social and family requirements that transcend the corporation environment.
- Act with justice in the granting of opportunities within the Group, as well as in front of those groups or persons with direct or indirect relations with the organization.

2. Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of the Republic of Panama laws.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Estrategias y Restaurantes, S. A., not held by the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory and reserve for seniority premium.

Cash

Cash on hand and in banks, which are held to maturity, are carried at cost.

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolete (continued)

Management keeps an established policy for the determination of the provision for slow moving inventory or obsolete based on the type of product, and the inventory rotation. Slow movement or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% as of the 61 month
Agro-industrial tires	- 50% as of the 61 month
Truck tires	- 50% as of the 49 month
Car tires	- 50% as of the 37 month

At the subsequent 12 months, the remaining 50% of the monthly cost, is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc. and a 50% ownership interest in Recuperación de Proteinas S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and any impairment in value. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

The values are reviewed as of the date of the balance to review if they are registered over their recoverable value and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in operations.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation. Revenue resulting of the physical growth of the trees is recognized in operations.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Income recognition (continued)

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. Cash

Cash was as follows as of June 30:

	June 2005	*December 2004*
Cash on hand	**B/. 99**	B/. 73
Cash in banks:		
Checking accounts	**2,905**	2,553
	B/. 3,004	B/. 2,626

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Notes and Trade Receivable, Net

Notes and trade receivable were comprised of the following, as of June 30:

		2005		*2004*
Current portion of notes receivable	B/.	8,698	B/.	8,118
Trade receivables		13,406		14,915
Allowance for doubtful accounts		(680)		(527)
		21,424		22,506
Accounts receivable - other:				
Employees		181		220
Other		1,214		982
		22,819		23,708
Less: current portion		18,357		19,188
	B/.	4,462	B/.	4,520

5. Loans Receivable, Net

A detail of loans receivable at June 30, is as follows:

		June *2005*		December *2004*
Automobile financing	B/.	221	B/.	224
Personal loans		2		3
Commercial loans		38		46
		261		273
Allowance for doubtful loans		(174)		(174)
		87		99
Deferred interest		(59)		(65)
Insurance		(10)		(10)
	B/.	18	B/.	24

6. Inventories

At June 30 inventories are detailed as follows:

		June *2005*		December *2004*
Goods and materials	B/.	13,447	B/.	16,488
Machinery and equipment		2,285		2,046
Automobiles and spare parts		3,490		3,104
Poultry, eggs and food		6,166		4,789
Other (tires and batteries)		1,282		1,182
		26,670		27,609
Allowance for slow moving inventory or obsolete		(141)		(46)
		26,529		27,563
Inventory in transit		2,248		2,600
	B/.	28,777	B/.	30,163

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Inventory of Layer Hens

	June *2005*		Decembre *2004*	
Reconciliation of book value of layer hens as of January 1, 2003	**B/.**	**558**	B/.	386
Decrease due to sale, fatality and accumulated depreciation of layer hens		**(36)**		172
	B/.	**522**	B/.	558

IFRS 41 establishes the presentation of the financial statements and information to be revealed related to the agricultural activity, and the biological transformation of life animals or biological assets.

8. Investment, at Equity

At June 30, investments were as follows:

	% of Participation	***June 2005***		*December 2004*	
Procesadora Moderna, S. A.	**50%**	**B/.**	**1,849**	B/.	1,849
Compañia Ulises, S. A.	**50%**		**135**		135
Panama Grain Terminal, S. A.	**25%**		**100**		100
Bulk Cargo, S. A.	**50%**		**37**		37
Comercializadora Regional Centroamericana, S. A.	**16%**		**50**		50
Recuperación de Prteinas	**50%**		**570**		570
			2,741		2,741
Participation on inicial accumulated losses			**(1,058)**		(1,061)
Participation on yearly (losses) income			**(105)**		(113)
Withdrawal of investment			**-**		116
Participation on losses at end of year			**(1,163)**		(1,058)
			1,578		1,683
Other investments			**72**		72
		B/.	**1,650**	B/.	1,755

The investment in Panama Grain Terminal, S. A. is presented at cost, because the Company did not have operations at June 30, 2005.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

9. Properties, Equipment and Improvements, Net

		Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total
At January 1, 2005, net of accumulated depreciation and amortization	B/	31539	B/.	19,114	B/.	530	B/	473	B/.	51,656
Additions		141		1,061		247		399		1,848
Reclassifications		-		279		-		(279)		-
Disposals		(111)		(258)		(974)		-		(1,343)
Disposals depreciation		111		146		964		-		1,221
Depreciation and amortization		(690)		(1,547)		(156)		-		(2,393)
At June 30, 2005, net of accumulated depreciation and amortization	B/	30,990	B/.	18,795	B/.	611	B/	593	B/.	50,989
At January 1, 2004										
At cost	B/	46,438	B/.	56,739	B/.	6,288	B/	473	B/.	109,938
Accumulated depreciation and amortization		(14,899)		(37,625)		(5,758)		-		(58,282)
Net carrying amount	B/	31,539	B/.	19,114	B/.	530	B/	473	B/.	51,656
At June 30, 2005										
At cost	B/	46,458	B/.	57,756	B/.	5,559	B/	593	B/.	110,366
Accumulated depreciation and amortization		(15,468)		(38,961)		(4,948)		-		(59,377)
Net carrying amount	B/	30,990	B/.	18,795	B/.	611	B/	593	B/.	50,989

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(in thousands of dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

10. Forestal Investment

The reforestation investment is regulated by the Executive Law No.89 (from November 8, 1993) which regulates Law No.24 from November 23, 1992 and is as follows:

	1996	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	*2004*	*2005*	***Total* 2005**	***Total* 2004**
Reforestadora Los Miradores, S. A.	B/. 527	B/. -	B/. 101	B/. 28	B/. 20	B/. 22	B/. 30	B/. 22	B/. 41	B/. 19	**B/.810**	B/. 791
Reforestadora El Zapallal, S. A.	-	258	269	250	135	95	118	150	203	93	**1,571**	1,478
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	93	879	-	**972**	972
	B/. 527	B/. 258	B/. 370	B/. 278	B/. 155	B/.117	B/.148	B/.265	B/.1,123	B/.112	**B/.3,353**	B/.3,241

The disbursements made during the 2005 period are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning which are performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. is composed of species such as: teca, pino, cedro espino, laurel, roble, eucalipto, terminalia in a total landscape of 280 hectares. The forestal investment in Reforestadora El Zapallal is compose of species as: cedro espino and teca in a total landscape of 597.3 hectares of which 38.3 hectares represents access road, hunting and security areas.

At the present time the Company has recognized profits resulting from changes in the reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accrued Expenses and Other Liabilities

The following is a detail of accrued expenses and other liabilities at June 30:

	June *2005*	December *2004*
Reserve for vacations	**B/. 463**	B/. 558
Income tax and social security	**352**	418
XIII month	**313**	67
Managers' participation	**70**	99
Interests payable	**182**	153
Payroll retentions	**119**	205
Christmas saving	**302**	-
others	**629**	295
	B/. 2,430	B/. 1,795

12. Credit Agreements

The Group has agreements for short-term credit lines with nine banks up to B/.37,700 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of June 30, 2005, the used portion of the credit lines was B/.25,200

The credit agreements entail the following covenants and guarantees:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041,50016, 7576,6955, 34840, 38740, 37038, 99848 and 2733

- Dividends to shareholders are allowed up to 50% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Interest - Bearing Loans and Borrowings

At June 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		June ***2005***		December *2004*
Short - term						
Overdraft and bank loans	5-7.5%	2005-6	**B/.**	**25,200**	B/.	20,626
Mortgages	5-7.5%	2005-6		**2,692**		2,734
Capital lease agreements	7-9%	2005-6		**337**		448
			B/.	**28,229**	B/.	23,808

	Interest	*Maturities*		June ***2005***		December *2004*
Long - term						
Mortgages	5-7.5%	2009	**B/.**	**3,502**	B/.	3,989
Capital lease agreements	7-9%	2007		**260**		111
			B/.	**3,762**	B/.	4,100

Mortgages loans

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 3314, 3381, 3382 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799 and 34811

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Comercial Negotiable Securities

The Panama National Securities Commission authorized, to float to the general public an issue of Comercial Negotiable Securities (V.C.N.) up to a maximun of Five Million Balboas (B/.5,000). As June 30, 2005 the company had placed B/.3,000 on the Securities Market. This V.C.N. bears renewable maturity of 180 days from the date of issuance in 2005. The maturity dates are February to june 2005, and the bonds generate an interest based in a referenced annual rate of 5.75%, payables on maturity to the holder.

This issue is backed up with the general credit of Empresas Melo, S.A. and several bonds of Grupo Melo, S.A.

15. Bonds Payables

The issues are secured by the general credit of the issuing corporations, plus a trust covering negotiable instruments, and the joint guarantee of Grupo Melo, S.A.

The indentures are secured by the following:
Mortgages and antichreses an parcels 15005,22166,53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306,205878,209982,206320,213724, 211403, 23047, 29513, 11986, 16857, 39570, 41088, 54049, 123985, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, plus others on which on which the Manuel E. Melo factory is located.

The details of bonds payables are as follow

Altos de Vistamares, S.A.	**2005**	2004
Bonds issue with a face value of B/.3,000 floated Serially, bearing interest payabes quarterly, at an Adjustable rate based on prime + 2.25% p.a. which Shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008	**B/.3,000**	B/.3,000
Empresas Melo, S.A.		
Bond issue with a face value of B/.15,000,000 Floated serially bearing fixed interest of 8.25% p.a. payables quarterly, maturing in December 2012.	**B/. 12,009**	B/.12,604
Bonds issue with a face value of B/.5,000,000 floated Serially, bearing interest payable quarterly at 8% p.a. Maturing in December 2006.	**B/. 5,000**	5,000

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Bonds Payable (continued)

	2005	2004
Bonds issue with a face value of B/.1,500, floated As Series A, bearing interest rate based on Prime Rate Plus 2.50 %. In no event shall the interest rate be less Than 6% nor more than 10% p.a., maturing in December 2006	**1,500**	1,500
Bond issue with a face value of B/.1,500 floated as Serie B, bearing an interest rate based on Prime Rate Plus 2.50% p.a. In no event shall the interest rate be less Than 6.5% nor more than 10.5% maturing in December 2007.	**1,500**	1,500
Bonds issue with a face value of B/.1,500 floated as Series C, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest Rate be less than 7% nor more than 11%, maturing In December 2008	**1,500**	1,500
Bond issue with a face value of B/.1,500 floated as Serie D, bearing an interest rate based on Primer Rate Plus 2.75 % p.a. In no event shall the interest rate be Less than 7.5% nor more than 11.5%, maturing in December 2009.	**1,500**	1,500
	B/. 11,000	B/. 11,000

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Bonds Payable (continued)

Empresas Melo, S.A.		**2005**		2004
A. **Series B:** Series B bonds shall mature from December 2005. The interest rate is fixed at 9.75 % p.a.		**1,000**		1,000
B. **Series C:** Series C bonds shall mature from December 2006. The interest rate is fixed at 10% p.a.		**1,500**		1,500
C. **Series D:** Series D bons shall mature from December 2007. The interest rate is fixed at 10.25% p.a.		**1,500**		1,500
D. **Series E:** Series E bons shall mature from December 2008. The interest rate is fixed at 10.5% p.a.		**1,500**		1,500
E. **Series F:** Series F bonds shall mature from December 2009. The interest rate is fixed at 10.75 % p.a.		**1,500**		1,500
F. **Series G:** Series G bonds shall mature from December 2010. The interest rate is fixed at 11% p.a.		**1,500**		1,500
	B/.	**8,500**	B/.	8,500
Total		**34,509**		35,104
Less: Current portion		**2,745**		2,245
	B/.	**31,764**	B/.	32,859

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Industrial Incentives

Empresas Melo S.A., . were granted by means of its registration in the Offical Register of the Industry, the industrial incentive for the advancement and development of the local industries and exports, foreseed in Law No.3 of March 20, 1986. For Empresas Melo this incentive was extended until 2010.

The companies has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories and raw material to be used in the manufacturing of their products.

b) Exemption of income taxes on earnings reinvested in the expansion of the factory's production capacity and for the development of new products.

c) Loss-carryforward to be applied from taxable income for three years following the period in they were incurred.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Tax

Major components of tax expense for the three months ended June 30 were:

	June 2005	*June 2004*
Current:		
Income tax	**B/. 813**	B/. -

Deferred tax assets

Deferred taxes at June 30 relates to the following:

	Computation Basis	***2005***	*2004*
Seniority premium	**B/. 1,062**	**B/. 319**	B/. 319
Carryforward losses	**972**	**291**	291
	B/. 2,034	**B/. 610**	B/. 610

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Tax (continued)

The Group computed deferred tax asset for the amount of B/.610. at June 30, 2004. These balances are mainly the result of reserve for seniority premium prior to 1995 and current period's loss of Empolladora Panamá S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,034 at June 30, 2005. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to the International Financial Reporting Standards No.12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2004.

18. Dividends Paid

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.101) were declared and paid.

During year 2004, dividends of B/.0.39 per ordinary share (totaling B/.894) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Segment Information

The Group's operationg businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The stores segment is a wholesale company dedicated to represent and distribute agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is comformed by production, animal feeds, marketing and added value products areas. The segment of foods – animal feeds is where the breeders are raised to maturity to begin their reproductive cycle when hens will produce fertile eggs to supply our incubation facilities. The segment of animal foods is specialized in the production of balanced foods for animals, particulary for poultry. The segment is responsible for selling and distributing processed chicken meats, eggs and poultry derivate products. The segment added value products is the factory Manuel E. Melo responsible for processing and marketing food products made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, and spare parts and tires for passenger and commercial vehicles. Aditionally, provide shop and garage repairs services for vehicles and equipment.

The lumber segment is dedicated to the manufacturing of solid wood and panel doors.

The restaurant segment is the fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is the development of mountain projects with cool climate.

The reforestation segment is where the reforestation projects are made.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Basic Earning per Share

Basic earnings per share must be calculated by dividing the year's net income, per the number of shareholdes or common shares or the number of shares issued and in circulation.

	June **2005**	*June* *2004*
Net income to be granted to shareholders Common shares for basic earnings	**B/. 1,783**	B/. 247
Number of common shares issued Applicable for basic net income per share	**2,324,314**	2,324,314
Basic earnings per share	**B/. 0.77**	B/. 0.11

There are no other transactions refered to common shares since the date of the report and before the finishing of these financial statements.

21. Directors Fees

The executive members of the Board of Directors received fees for B/.288 (2004 – B/.234). Of these amounts, Directors of Grupo Melo with management functions received B/.234 (2004 – B/.197) , and external Directors without functions within the Group received B/. 31 (2004 – B/.25).

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. General and Administrative Expenses

The following is a detail of general and administrative expenses for the three months ended June 31:

	2005	*2004*
Salaries, commissions and premiums	**B/. 8,463**	B/. 8,461
Labor lease	**3,257**	3,141
Travel, allowance and transportation	**402**	465
Legal and professional fees	**965**	828
Insurance costs	**201**	211
Rent	**989**	867
Electricity, telephone and water	**2,306**	2,101
Repair and maintenance	**707**	755
Machinery repair and maintenance	**857**	560
Cleaning	**630**	514
Inventory	**52**	64
Packaging, bags and paper	**1,005**	1,070
Office expenses	**402**	340
Stamps and sealed paper	**114**	95
Taxes	**330**	344
Bad debts	**264**	297
Delivery, freight and transport	**959**	1,140
Fumigation and medical expenses	**512**	412
Abvertising	**710**	903
Bank charges	**280**	223
Gas and lubricants	**1,489**	1,127
Vehicle	**169**	147
Vehicle maintenance and spare parts	**490**	497
Supply and materials	**406**	345
Breeds	**156**	140
Governmental and municipal taxes	**280**	279
Selling expenses	**747**	566
Employee benefits	**634**	626
Equipment rent	**18**	13
Expenses transferable to cost	**81**	(19)
Miscellaneous	**600**	566
	B/. 28,475	B/.27,078

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingency

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		June **2005**		December *2004*
Within one year	**B/.**	**337**	B/.	448
After one year but not more than three years		**260**		110
	B/.	**597**	B/.	558

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200.

Contingency

Civil Proceedings

There is a civil proceeding filed by Pavensa Overseas, S. A. against Grupo Melo, S. A., Cultivos Tecnicos de Panama, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. where the plaintiff claim damages, including lost profits, pain and suffering, social and comercial, with respect on the constructions defects of a house of the plaintiff located in el Valle de Antón, Cocle province. The quantity of the claim is B/.500. The process is located in the Superior Court in appeal because both parties appeal against the lower Court Judgement No.24 of July 8, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingency (continued)

Contingency (continued)

Civil Proceedings (continued)

The appeal judgement sentenced jointly and severally Altos de Vistamares, S. A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. the amount of B/.19 for damages, labor and materials destinated for the construction of improvements by the plaintiff and pending works.

Complaints

Civil Proceedings

There is a civil proceeding filed by Olmedo Acevedo Sevillano, Eduardo Bustamante Domingo Gonzalez, G., Armando Paredes y Rolando Morales against Melo y Cia., S. A. and others. This complaint is pending of admission and evidence practice.

There is a civil proceeding filed by Import Export Company Limited (Amex Ltd.) against Arias & Arias Consulting, Cambria Mystic Corp., and Maderas y Materiales de Construccion, S. A., This complaint is pending of transfer.

Criminal and Administrative actions

Criminal process for felonious homicide (Car accident) against Reinaldo Vargas, where a motion of damages was filed against Melo y Cia., S. A. (Penonome & Chorrera), actually Melo y Cia. for the amount of B/.2,377. The hearing took place on December 29, 2003 and is located in the first Criminal Court of Penonome, pending for a veredict.

The administration explain to us that the Group has a Insurance policy for Civil Responsibility which will cover all the damages caused during the accident, if it was found responsible of the incident.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingencies (continued)

Criminal and Administrative actions (continued)

There are eight administrative actions in the appeal stage in their respective courts and criminal processes for crimes against life and personal integrity (Personnal Lesions or Felonious Homicide) which were also the result of car accidents in which there are involved personnel and vehicles property of Grupo Melo, S. A. y Subsidiarias.

In both administrative and criminal processes the lawyers are defending energically all the interests of Grupo Melo, S. A. y Subsidiarias. However, if the outcome of all these processes goes against Grupo Melo, S. A. y Subsidiarias, the Company may be subject to lawsuits for damages and injuries caused by car accidents, which originate these processes.

Labor Processes

Poultry Division

Labor process for the annulation of the termination of labor relation filed by Juan Manuel Peña against Grupo Melo, S. A. and/or Empacadora Avicola, S. A. The economic risk of declaring void the mutual agreement would cause to accept that the labor relation is not over, plus hence owed salaries, the lawyer fees.

Lumber Division

Labor process for injustified laid off filed by Jose Gomez against Comercial Madedera, S. A.(previously Comercial de Materiales, S. A.) in which the suit party claims reintegration to his position, owed salaries, and the return of an amount of money that was supously illegally discounted to the employee. The economic risk is of approximately B/.7,833 The process is on the Conciliation and Decision Board who will notify the parties the date of the hearing.

At the date of the Balance Sheet, no provision was made in order to cover any of these complaints

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Subsequent Event

Merger

Public Deed Number 1980 of February 10, 2005 materialized the merger by absorption of Empolladora Panamá, S. A. and Alimentos Melo, S. A., Franquicias Multinacionales, S. A., Corporación Pio Pio, S. A., Restaurantes Melo, S. A., Edificaciones y Materiales, S. A. Financiera Mercantil, S. A., A vicola Consolidada, S. A., Embutidos y Conservas de Pollo, S. A., Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Comercial Melo, S. A., Comercial de Materiales, S. A., Reforestadora Los Miradores, S. A., El Zapallal, S. A., Melo y Cia., S. A., Materiales y Maderas de Construccion, S. A., Compañia Panameña de Maquinarias, S. A., Copama Azuero, S. A., Copama David, S. A., and Turin Motors, S. A. Simultaneously, the parties agreed to change the corporate name from Empolladora Panama, S. A. to Compañía Melo, S. A., as the new firm will be styled.

Also trough public scripture registes N° 2745 of Febreary 23th 2005, Melo Company firm changed its name for Empresas Melo S.A.